UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2018
COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED
(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Installment Payment Made by Shihui for Seed Production Assets

Beijing Shihui Agricultural Development Co. Ltd. (“Shihui”), to which Origin Agritech Limited (“Company”) has sold its seed production and distribution business at a first closing in September 2017, has paid a further installment of the purchase price. The amount of the installment received was RMB18.64 million (approximately US$2.79 million). The Company and Shihui continue to work together to set the payment schedule for the assets sold at the September 2017 closing and the second closing of the additional assets that Shihui has agreed to purchase.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Dr. Gengchen Han
Name:	Dr. Gengchen Han
Title:	Chairman

Dated: January 4, 2018

EXHIBIT

Exhibit Number	Description

99.1	Press Release Dated January 4, 2018